UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2002 Commission file number 001-9553
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(K) PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
DECEMBER 31, 2002

PAGE (S)
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001 (UNAUDITED)	1
Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2002 (UNAUDITED)	2
Notes to Financial Statements (UNAUDITED)	3 - 8
Supplemental Schedule* (UNAUDITED)
Schedule of Assets Held at End of Year, Schedule H, line 4i	9
Signatures	10
*
All other schedules are omitted as not applicable or not required.

Exhibits:
Exhibit 99 (a)	Certification of member of the Retirement Committee of the Infinity Broadcasting Corporation Union Employees' 401(k) Plan (the "Plan"), the plan administrator of the Plan, furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99 (b)
Certification of member of the Investments Committee of the Infinity Broadcasting Corporation Union Employees' 401(k) Plan furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (UNAUDITED)

	At December 31,
	2002	2001

Assets:
Investments, at fair value	$659,693	$800,372
Investment in master trust	441,269	466,037
Receivables:
Contributions receivable — participants	7,577	5,658
Contributions receivable — employer	20,973	27,701

Total Receivables	28,550	33,359
Cash	406	—

Total Assets	1,129,918	1,299,768
Liabilities:
Due to participants	11,832
Due to broker for securities purchased, net	474	—

Total Liabilities	12,306	—

Net Assets available for benefits	$1,117,612	$1,299,768

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)

For the Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,768
Contributions:
Participants	139,051
Employer	15,315

154,366
Total additions	157,134

Deductions from net assets attributed to:
Net depreciation in fair value of investments	129,787
Plan's interest in master trust units investment losses	51,739
Benefits paid to participants	153,542
Administrative expenses	4,222

Total deductions	339,290

Net decrease	182,156
Net assets available for benefits:
Beginning of year	1,299,768

End of year	$1,117,612

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—DESCRIPTION OF PLAN

The following brief description of the Infinity Broadcasting Corporation ("Infinity" or the "Company") Union Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information regarding the Plan. Infinity Broadcasting Corporation is a wholly owned subsidiary of Viacom Inc. ("Viacom").

(A)  General

The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible union employees of Infinity and its designated affiliates, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(B)  Eligibility

All employees of the Company covered under a collective bargaining agreement, which provides for participation in the Plan become eligible to participate in the Plan 60 days from the entry date coinciding with or following the date of attaining age 21 and completion of a year of service, as defined in the Plan agreement.

(C)  Contributions

  Participants

Participants may elect to defer on a before-tax basis, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. The Internal Revenue Code (the "Code") limits the amount of annual participant contributions that can be made on a before-tax basis. The limits were $11,000 for 2002 and $10,500 for 2001. Participants may also elect to make after-tax contributions up to the maximum annual additional amount permitted by law when added with the other contributions under the Plan. All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

  Employer

The Company makes a matching contribution to the Viacom Company Stock Fund of 100% of the first $1,000 of the participant's before-tax deferred contribution to the Plan at the end of every Plan year. The participant must be employed by the Company on the last day of the Plan year and completed at least 1,000 hours of service during the Plan year to be eligible for the matching contribution. The Code, also limits annual aggregate employee and employer contributions to the lesser of $40,000 or 100% of the participant's annual compensation in 2002, and $35,000 or 25% of the participant's annual compensation in 2001.

(D)  Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of the participant's share of the participant directed funds' earnings or losses. Allocations are based on participant account balances, as defined in the Plan agreement. Participant account balances, including the Company's matching contribution, are participant directed at all times.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(E)  Vesting

A participant's interest in all voluntary and rollover contributions and the cumulative earnings thereon is fully vested and non-forfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon vest, and become non-forfeitable, ratably over a five year period. In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

(F)   Forfeitures

Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions and to pay administrative expenses. The total amount of forfeitures in 2002 was $285. The Company did not utilize forfeitures in 2002 to reduce the funding of contributions. As of December 31, 2002, the Company had approximately $6,996 available to be used as noted above.

(G)  Distributions

Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter. Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59 1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon. Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant. Upon the death of a participant, distribution of the participant's vested account can be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

(H)  Participant Loans

Participants may obtain loans against their respective participant accounts. Each participant who has fewer than two loans outstanding from the Plan may request a loan. Upon approval by the Plan administrator, the terms of the loan shall be agreed to by the participant and Plan administrator. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by JP Morgan Chase Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. Loans are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(B)  Administration of the Plan

The Plan is administered by a retirement committee appointed by Viacom's Board of Directors.

(C)  Investments

Viacom Inc. Class B Common Stock and investments with registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common/collective trusts is determined by the trustee based upon the market value of the underlying securities as priced by national security exchanges.

Viacom and certain affiliated companies entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan and affiliated companies' plans. The Plan became a participant in the Master Trust effective September 1, 2001. As of that date, there were two master trust units; the Viacom INVESCO Stable Value Fund and the Putnam Large Cap Growth Fund. Each of these master trust units is a pooled fund maintained exclusively for Viacom's Master Trust. Each participating plan has an undivided interest in the master trust units. Assets in the Viacom INVESCO Stable Value Fund are managed by INVESCO Institutional (N.A.), Inc. The Viacom INVESCO Stable Value Fund invests primarily in benefit-responsive guaranteed and synthetic guaranteed investment contracts. The fair value of a unit of participation in the Viacom INVESCO Stable Value Fund is determined by the investment manager based on the contract value of the underlying investments. The Putnam Large Cap Growth Fund is managed by Putnam Advisory Company, LLC and invests primarily in the common stocks of large U.S. corporations. The fair value of a unit of participation in the Putnam Large Cap Growth Fund is determined by the investment manager based on the quoted market value of the underlying securities. Net investment assets and net earnings on the master trust units are allocated daily to the plans investing in the master trust units based on each plan's proportionate interest. Note 4 sets forth the Plan's proportionate interest in the master trust units and certain financial information of the master trust units. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

(D)  Payment of Benefits

Benefits are recorded when paid.

(E)  Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently established information. Changes in facts or circumstances may result in revised estimates.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(F)   Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

The following table presents the Plan's investments at December 31, 2002 and 2001. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

	2002	2001

*Mellon Bank EB Aggregate Bond Index Fund	$55,892	$50,499
Viacom INVESCO Stable Value Fund	271,996	174,934
Putnam Large Cap Growth Fund	169,273	291,103
Barclays Global Investors S&P 500 Index Fund	371,470	551,454
* Viacom Inc. Stock Fund	131,196	111,026
Other investments (less than 5% of net assets)	101,135	87,393

	$1,100,962	$1,266,409

*
Party-in-interest

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common/Collective trusts	$117,603
Registered investment companies	4,032
Viacom Company Stock Fund	8,152

$129,787

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 - INVESTMENTS IN MASTER TRUST

The value of the Plan's interest in the total investments of the Viacom INVESCO Stable Value Fund master trust was 0.05% at December 31, 2002 and the allocated share of investment income was 0.04% for 2002. The value of the Plan's interest in the INVESCO Stable Value Fund master trust was 0.03% at December 31, 2001.

The value of the Plan's interest in the total investments of the Putnam Large Cap Growth Fund master trust was 0.15% at December 31, 2002 and 0.19% at December 31, 2001. The allocated share of investment income was 0.16% for 2002. See Note 2 for a description of the Master Trust and master trust units.

The following table presents the investments held by the Master Trust:

	At December 31,
	2002	2001

INVESCO, at contract value
Synthetic investment contracts	$234,217,000	$264,707,000
Separate accounts	297,481,000	172,253,000
Guaranteed investment contracts	26,941,000	76,330,000
Cash and cash equivalents	10,664,000	9,580,000
Putnam, at fair value
Common stocks	109,469,000	156,548,000
Registered investment companies	3,400,000	—
Cash and cash equivalents	1,901,000	—

Net Investments in Master Trust	$684,073,000	$679,418,000

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Investment income of the Master Trust is as follows:

Year Ended December 31, 2002

INVESCO
Synthetic investment contracts	$14,778,000
Separate Accounts	11,659,000
Guaranteed investment contracts	2,773,000
Interest Income	135,000
Investment manager fees	(504,000)
Dividends	718,000
Putnam
Net depreciation of Putnam Large Cap Growth Fund	(41,687,000)
Dividends	1,409,000
Interest income	43,000
Investment manager fees	(587,000)

Net Investment Loss	$(11,263,000)

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2002 and 2001, investments in the master trust units at contract value of $569,303,476 and $522,870,282, respectively, had fair values in the aggregate of $599,844,594 and $534,898,721, respectively. The average yield and crediting interest rates were approximately 5% for 2002 and 6% for 2001.

NOTE 5 - TERMINATION OR AMENDMENT

The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.

NOTE 6 - FEDERAL INCOME TAXES

The Internal Revenue Service has issued a determination letter dated June 25, 2002 indicating that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NOTE 7 - ADMINISTRATIVE COSTS

The fees for investment of Plan assets are charged to the Plan's investment funds. Administrative expenses are paid by the Plan from the Plan's investment funds. Certain other administrative expenses may be paid by the Plan using forfeitures as described above.

NOTE 8 - SUBSEQUENT EVENT

An amount of $11,832 was paid from the Plan to certain participants in March 2003. This amount represents a refund of employee and employer contributions made necessary by the application of the IRC Section 401(k) "average deferral percentage" requirements and the IRC Section 401(m) "average contribution percentage" requirements to the Plan for the 2002 Plan year.

SCHEDULE H, Line 4i

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
(UNAUDITED)

Identity of Issuer, Borrower, Lessor or Similar Party		Maturity and Interest Rates	Current Value
NON-MASTER TRUST INVESTMENTS
	Barclays Global Investors S&P 500 Index Fund		$371,470
*	Viacom Inc. Stock Fund		131,196
	Capital Guardian International Equity Fund		29,481
*	Mellon Bank EB Aggregate Bond Index Fund		55,892
	Vanguard Star Fund Moderate Growth Portfolio		26,648
*	The Boston Company Large Cap Value Fund		457
	DFA U.S. Small Cap Fund		807
	Fidelity Mid Cap Stock Fund		960
	MFS New Discovery Fund, Class A		461
	Vanguard Lifestrategy Conservative Growth Fund		45
	Daily Liquidity Fund—cash equivalent		585
*	Participant Loans	various maturities and interest rates ranging from 5.75% to 9.5%	41,691

			$659,693

*
Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

Infinity Broadcasting Corporation Union Employees' 401(k) Plan
	By:	/s/ BARBARA MICKOWSKI
Barbara Mickowski Member of the Retirement Committee
Dated: June 26, 2003